UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549

                                          Form 12b-25

                                Commission File Number  0-21006

                                  NOTIFICATION OF LATE FILING

(Check One):          [   ]  Form 10-K and Form 10-KSB [   ]  Form 20-F
                      [   ]  Form 11-K
                      [ X ]  Form 10-Q and Form 10-QSB [   ] Form N-SAR

For Period Ended: March 31, 1998

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on form 10-Q [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                               Part I.   Registrant Information

Full name of registrant:                    Kuala Healthcare, Inc.
Former name if applicable:                  Continental Health Affiliates, Inc.
Address of principal executive
office (street and number):                 910 Sylvan Avenue,
City, State and Zip Code:                   Englewood Cliffs, NJ 07036

                              Part II.   Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

        [X] (a) The reasons  described in reasonable  detail in Part
                III  of  this  form  could  not  be   eliminated   without
                unreasonable effort or expense;

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                     Part III.  Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

        The preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 could not be completed by the prescribed filing date of May 15, 1998 without unreasonable effort or expense as a result of the following:

        Additional time was needed to interpret recently issued accounting pronouncements SOP 98-5 which requires disclosure. The Company was unaware of this pronouncement until the afternoon of filing.

        For the above-stated reason, the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, including the condensed consolidated financial statements to be included therein, could not be completed by the prescribed filing date of May 15, 1998 without unreasonable effort or expense.

                                  Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

   Allison K. Allen              201                   567-4600          252
       (Name)                (Area Code)          (Telephone Number)   (Ext.)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                    [ X  ]  Yes    [    ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the also fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [    ]  Yes    [  X  ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                                  Kuala Healthcare, Inc.
                         (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 1998                           By /S/ ALLISON K. ALLEN
                                                   -------------------
                                                   Principal Accounting Officer







                                   ATTENTION

  Intentional misstatements or omissions of fact constitue Federal Criminal Violations (SEE 18 U.S.C. 1001).



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